UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________________________________
FORM SD
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SPECIALIZED DISCLOSURE REPORT

Shiloh Industries, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	0-21964	51-0347683

(State of Other	(Commission File No.)	(I.R.S. Employer
Jurisdiction		Identification No.)
of Incorporation)

880 Steel Drive, Valley City, Ohio 44280
(Address of Principal Executive Offices) (Zip Code)

Thomas M. Dugan, Vice President of Finance and Treasurer 330-558-2600
(Name and telephone number of the person to contact in connection with this report)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☐ Rule 13p-1 under the Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of Shiloh Industries, Inc. (the "Company") is filed as Exhibit 1.01 and is also available at www.shiloh.com. The website and information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

The Company's Conflict Mineral Report required by Item 1.02 is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHILOH INDUSTRIES, INC.
		By:	/s/ Ramzi Hermiz
Ramzi Hermiz
Date:	May 31, 2016		President and Chief Executive Officer